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ASX/Media Release

Santos

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Kathryn Mitchell
+ 61 8 8218 5260 / +61 (0) 407 979
kathryn.mitchell@santos.com



06017238

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

28 September 2006

New appointment to Santos Board

Santos Limited (***Santos***) today announced the appointment of Mr Roy Franklin OBE to its Board of Directors.

Mr Franklin, 53, has extensive experience in the international petroleum industry and has held senior positions in major oil and gas companies, including Paladin Resources plc, Clyde Petroleum plc and BP plc.

A geologist by training, Mr Franklin joined BP in 1973 and worked for 18 years in various exploration and management positions before joining Clyde Petroleum plc in 1991; he was appointed as Group Managing Director in 1994. Following the takeover of that company in early 1997, Mr Franklin left to take up the position of Chief Executive Officer of Paladin Resources plc, a position he held until that company was sold in early 2006.

He is currently the non-executive chairman of Batemen Litwin NV, a Dutch-based service provider to the oil, gas and power sector. He is a former chairman of BRINDEX, the trade association for UK independent oil and gas companies, from 2001 to 2005, and a former member of PILOT, the joint industry/government task force set up to maximise hydrocarbon recovery from the UK North Sea.

Mr Franklin, a resident of the UK, was honoured with an OBE last year in the Queen's Birthday Honours for his services to the industry. He will take up his position as a Director of Santos immediately.

Santos Chairman, Mr Stephen Gerlach said he was delighted that Mr Franklin had been appointed to the Santos Board of Directors.

"It is indeed very pleasing to appoint such a high calibre international director who has strong international oil and gas expertise and outstanding management experience."

Mr Gerlach said that Roy Franklin's appointment reflected the desirability of having Board representation from outside of Australia as Santos expands its international focus and interests.

"I am confident that Roy's appointment will both strengthen the composition of the Board and that he will make a significant contribution to Santos as the Company continues to grow and deliver on its strategies", he said.

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: + 61 8 8218 5131
www.santos.com

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LIMITED
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roy Alexander Franklin
Date of appointment	28 September 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
NIL	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	